UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL AND INTERIM DIVIDENDS

YEAR 2014

I – The Board of Telefônica Brasil S.A. (“Company”) announces to its shareholders, as approved at its meeting held on May 19, 2015, that will be carried out on June 12, 2015 the payment of amounts related to Interest on Own Capital deliberated in the Board of Directors’ Meetings held on October 20, 2014, November 17, 2014 and December 18, 2014, and Interim Dividends deliberated in the Board of Directors’ Meeting held on January 30, 2015, these proceeds were ratified and approved by the Annual General Meeting held on April 9, 2015, as described below:

(i) INTEREST ON OWN CAPITAL DELIBERATED ON OCTOBER 20, 2014.

Payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting held on October 20, 2014 to holders of common and preferred shares of the Company with equity position by the end of October 31, 2014, including, according to the Notice to Shareholders published on October 20, 2014, in the gross amount of R$ 305,772,000.00  (three hundred and five million, seven hundred and seventy-two thousand reais), subject to withholding tax of 15%, resulting in a net amount of R$ 259,906,200.00 (two hundred and fifty-nine million, nine hundred and six thousand and two hundred reais), based on the net profit shown in the balance sheet of June 30, 2014. The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.255349937165	0.038302490574	0.217047446591
Preferred shares (*)	0.280884930882	0.042132739632	0.238752191250

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2014, ad referendum of the General Shareholders’ Meeting.

(ii) INTEREST ON OWN CAPITAL DELIBERATED ON NOVEMBER 17, 2014.

Payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting held on November 17, 2014 to holders of common and preferred shares of the Company with equity position by the end of November 28, 2014, including, according to the Notice to Shareholders published on November 17, 2014, in the gross amount of R$ 463,247,000.00 (four hundred and sixty-three million, two hundred and forty-seven thousand reais), subject to withholding tax of 15%, resulting in a net amount of R$ 393,759,950.00 (three hundred and ninety-three million, seven hundred and fifty-nine thousand and nine hundred and fifty reais), based on the net profit shown in the balance sheet of June 30, 2014. The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.386857175745	0.058028576362	0.328828599383
Preferred shares (*)	0.425542893320	0.063831433998	0.361711459322

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2014, ad referendum of the General Shareholders’ Meeting.

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

(iii) INTEREST ON OWN CAPITAL DELIBERATED ON DECEMBER 18, 2014.

Payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting held on December 18, 2014 to holders of common and preferred shares of the Company with equity position by the end of December 30, 2014, including, according to the Notice to Shareholders published on December 18, 2014, in the gross amount of R$ 475,429,000.00 (four hundred and seventy-five million, four hundred and twenty-nine thousand reais), subject to withholding tax of 15%, resulting in a net amount of R$ 404,114,650.00 (four hundred and four million, one hundred and fourteen thousand and six hundred and fifty reais), based on the net profit shown in the balance sheet of June 30, 2014. The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.397030353585	0.059554553038	0.337475800547
Preferred shares (*)	0.436733388944	0.065510008342	0.371223380602

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2014, ad referendum of the General Shareholders’ Meeting.

(iv) FIRST INSTALLMENT OF INTERIM DIVIDENDS DELIBERATED ON JANUARY 30, 2015.

Payment of the first installment of Interim Dividends deliberated in the Board of Directors’ Meeting held on January 30, 2015 to holders of common and preferred shares of the Company with equity position by the end of February 10, 2015, including, according to the Notice to Shareholders published on January 30, 2015, in the gross amount of R$ 855,405,000.00 (eight hundred and fifty-five million, four hundred and five thousand reais), based on the net profit shown in the balance sheet of December 31, 2014. The estimated value per share is described in the table below:

Type of Shares	Common Shares	Preferred Shares (*)
Amount per share (R$)	0.714347988046	0.785782786851
(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

In accordance to the article 27, sole paragraph of the Company’s Bylaws, such Interim Dividends will be charged to the mandatory minimum dividend for the fiscal year of 2014, ad referendum of the General Shareholders’ Meeting.

II – WITHHOLDING INCOME TAX, ACCORDING TO CURRENT LAW

1 – Interest on Own Capital

An income tax of 15% is withheld at the source when paying Interest on Own Capital. No income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

2 – Dividends

Dividends are exempt from Income Tax Withholding, according to the Law 9,249/95.

III – ADDITIONAL INFORMATION

Interest on Own Capital and Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, May 19, 2015.

Alberto Manuel Horcajo Aguirre Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 Email: ir.br@telefonica.com Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 19, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director